

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

Linda A. Serafini
Mac-Gray Corporation
404 Wyman Street, Suite 400
Waltham, Massachusetts 02451

> **Re: Mac-Gray Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2013**
> **File No. 001-13495**

Dear Ms. Serafini:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A – Preliminary Proxy Statement

General

1. Please be advised that all written soliciting materials, including e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding.

Background to the Proxy Contest, page 4

2. We note discussions were held between members of your board and management and certain stockholders in March 2013 related to various corporate strategic and corporate governance matters. Please revise your disclosure to provide specific dates and identify the shareholders that engaged in the discussions.

Proposal 1. Election of Directors, page 6

3. Please revise your disclosure to express that voting against Moab's nominees on a proxy card is not the same as voting for the Board's nominees on the white proxy card because a vote against Moab's nominees will revoke any prior-dated proxy submitted by that shareholder, even if such shareholder used the previous proxy to vote for the Board's nominees. Please provide disclosure in this section, as you did on page 3, that the latest dated completed proxy will be the one which counts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Joseph L. Johnson III
        Jacqueline Mercier